June 28, 2024

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Thomas Jones
Erin Purnell

Re:	Mobix Labs, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed June 6, 2024
File No. 333-278710

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Mobix Labs, Inc., a Delaware corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated June 24, 2024 (the “Comment Letter”) with respect to the above referenced Amendment No. 1 to the registration statement on Form S-1 filed with the Commission on June 6, 2024 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is proposing to file the final prospectus (the “Final Prospectus”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Final Prospectus.

Registration Statement on Form S-1 filed April 16, 2024

Cover Page

1.	We note your response to prior comment 8. As previously requested, ensure that the disclosure about the amount of beneficial ownership in the table on page 92 is consistent with the disclosure in the table beginning on page 95. For example, the disclosure in the table on page 92 about the number of shares concerning Michael Long is not consistent with the disclosure in the table on page 95 concerning Michael Long.

Response: We respectfully acknowledge the Staff’s comment and propose to include the revised disclosure in the Final Prospectus. We appreciate that this is a limited exception that should not be relied on for future filings. However, given that the difference is not material and is calculable based on the existing disclosure, we believe that it is appropriate to update the disclosure in the Final Prospectus.

2.	We note your disclosure on page 107 that your selling securityholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and confirm our understanding that the retention by a selling stockholder of an underwriter would constitute a material change to our plan of distribution that would require a post-effective amendment.

*       *       *

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Laurie L. Green, Esq. at (954) 765-0500.

Very truly yours,

Greenberg Traurig, P.A.

By:	/s/ Laurie L. Green
Laurie L. Green, Esq.

cc:	Keyvan Samini, President and Chief Financial Officer